UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              (Amendment No. 4)(1)


                          Hometown Auto Retailers, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Common Stock, Class A $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   437-858-103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Steven N. Bronson
                             Catalyst Financial LLC
                               100 Mill Plain Road
                           Danbury, Connecticut 06811

                                 with a copy to:

                            James A. Prestiano, Esq.
                           631 Commack Road, Suite 2A
                             Commack, New York 11725
                                 (631) 499-6000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 30, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

-------------------------

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 437-858-103            SCHEDULE 13D
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Steven N. Bronson
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [ ]
                                                                 (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
  NUMBER OF       7    SOLE VOTING POWER

   SHARES              381,817
                  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER

  OWNED BY             0
                  --------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER

  REPORTING            381,817
                  --------------------------------------------------------------
   PERSON         10   SHARED DISPOSITIVE POWER

    WITH               0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     381,817
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.87%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     IN
--------------------------------------------------------------------------------

CUSIP No. 437-858-103             SCHEDULE 13D

Item 1.  Security and Issuer.

     This Schedule 13D relates to the Common Stock, Class A $.001 par value ("Class A Common Stock") of Hometown Auto Retailers, Inc. (the "Issuer"). Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson with respect to the Class A Common Stock remains in full force and effect. The Issuer's principal executive office is located at 774 Straits Turnpike, Watertown, Connecticut 06795. The Issuer has previously reported in its Quarterly Report On Form 10-Q for the quarter ended March 31, 2005, that the Issuer had 3,870,137 shares of Class A Common Stock, par value $.001 issued and outstanding.

Item 2.  Identity and Background.

     (a) This amendment to Schedule 13D is filed on behalf of Steven N. Bronson.

     (b) Mr. Bronson's business address is 100 Mill Plain Road, Danbury, Connecticut 06811.

     (c) Mr. Bronson is the president of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Securities Exchange Act of 1934. The principal place of business of Catalyst is 100 Mill Plain Road Danbury, Connecticut 06811.

     (d) Mr. Bronson has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Bronson has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Mr. Bronson been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Bronson is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

        Not Applicable

Item 4. Purpose of Transaction.

        On June 30, 2005, Mr. Bronson filed a complaint (the "Complaint")against the Issuer and members of the Board of Directors of the Issuer to, among other things, enjoin the Exchange Agreement the Issuer entered into on or about June 2, 2005 to divest certain assets of the Issuer to a few insiders of the Issuer (the "Action"). The Issuer disclosed the execution of the Exchange Agreement in a Current Report on Form 8-K, dated June 2, 2005. The Complaint was filed in the Court of Chancery of the State of Delaware, New Castle County. The foregoing is a brief summary of the Action, readers are referred to the Complaint filed in the Action, which is attached as an Exhibit to this Schedule 13D, for a complete description of the matters raised in the Action. Louis J. Meade, who owns approximately 3.87% of the Issuer's Class A Common Stock and Leonard Hagan, who owns approximately 2.61% of the Issuer's Class A Common Stock are also named plaintiffs in the Action.

       Except as stated above, Mr. Bronson does not have any plans or proposals which relate or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

    (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Issuer;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 381,817 shares of the Issuer's Class A Common Stock, representing approximately 9.87% of the total shares of Class A Common Stock issued and outstanding.

     (c) Not applicable.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7.  Material to be Filed as Exhibits.

            The Compliant filed in the Action.


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2005
                                              /s/ Steven N. Bronson
                                              ---------------------------------
                                              STEVEN N. BRONSON



     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).

                                                                         Exhibit


                 SUPPLEMENTAL INFORMATION PURSUANT TO RULE 3(A)
                      OF THE RULES OF THE COURT OF CHANCERY

     The information contained herein is for the use by the Court for statistical and administrative purposes only. Nothing stated herein shall be deemed an admission by or binding upon any party.

1.   Caption of Case:

Steven Bronson, Louis J. Meade and
Leonard Hagan,

        Plaintiff(s),

                                                       Civil Action No.

Hometown Auto Retailers, Inc.,
Corey E. Shaker, William C. Muller, Jr.,
Joseph Shaker, Bernard J. Dzinski, Jr.,
Steven A. Fournier, H. Dennis Lauzon
and Timothy C. Moynihan,

        Defendant(s).

2.   Date Filed: June 30, 2005

3.   Name and address of counsel for plaintiff:

                Michael Hanrahan (Bar ID #941)
                Gary F. Traynor (Bar ID #2131)
                Prickett, Jones & Elliott, P.A.
                1310 King Street, P.O. Box 1328
                Wilmington, DE 19899-1328

4.   Short statement and nature of claim asserted:

          Breach of fiduciary duty

5.   Substantive field of law involved (check one):

          [ ]  Administrative law           [ ] Trade secrets/trademark/or other
          [ ]  Commercial law                   intellectual property
          [ ]  Constitutional law           [ ] Trusts
          [X]  Corporation law              [ ] Wills and estates
          [ ]  Guardianships                [ ] Zoning
          [ ]  Labor law                    [ ] Other
               Real property

6.   Related case(s)

          None

7. Basis of court's jurisdiction (including the citation of any statute conferring jurisdiction:

          Equitable jurisdiction over claims for breach of fiduciary duty, rescission and injunction

8. If the complaint seeks preliminary equitable relief, state the specific preliminary relief sought:

          Preliminary injunction against asset sale

9.   If the complaint seeks summary or expedited proceedings, check here [X].

                                           /s/ Michael Hanrahan
                                           ------------------------------
                                           Michael Hanrahan (Bar ID #941)
                                           Signature of Attorney of Record

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

STEVEN N. BRONSON, LOUIS J. MEADE and
LEONARD HAGAN,

        Plaintiffs,

        v.                                             Civil Action No.     -N

HOMETOWN AUTO RETAILERS, INC.,
COREY E. SHAKER, WILLIAM C. MULLER,
JR., JOSEPH SHAKER, BERNARD J. DZINSKI,
JR., STEVEN A. FOURNIER, H. DENNIS
LAUZON and TIMOTHY C. MOYNIHAN,

        Defendants.

                                   COMPLAINT
                                   ---------

                              SUMMARY OF THE ACTION
                              ---------------------

     1. Plaintiffs, as holders of approximately 16.3% of the outstanding Class A Common Stock of Hometown Auto Retailers, Inc. ("Hometown" or the "Company"), which operates nine (9) car dealerships in New Jersey, New York and New England, bring this action individually, derivatively and as a class action on behalf of the public stockholders of Hometown's Class A shares. Plaintiffs seek to enjoin a transaction through which the defendants, who are the directors and the controlling stockholders of Hometown, intend to transfer certain assets (the "New England Subsidiaries") and $5 million in cash to Hometown's current controlling stockholders (the "Shaker Group") in exchange for the Shaker Group's Hometown stock, thereby transferring control of what remains of Hometown to the other insider faction (the "Muller Group"). The transaction will become effective 20 days after Hometown mails a Schedule 14-C information statement to its stockholders. A preliminary 14-C was filed with the Securities and

Exchange Commission ("SEC") on June 17, 2005. The Company anticipates that the transaction will become effective in the third quarter of 2005 (i.e., between July 1, 2005 and September 30, 2005).

     2. The transaction represents the consummation of a plan to essentially return Hometown's various car dealerships to the control of their original owners. For several years the defendants have asked Hometown's public stockholders to be patient so that Hometown could build cash and equity and make its dealerships profitable. Defendant Corey E. Shaker, Hometown's president and chief executive officer, assured Hometown's stockholders that "slow and steady will win the race." Meanwhile, the defendants were secretly formulating their plan to divide up the Company by transferring the New England Subsidiaries to the Shaker Group and leaving the public stockholders in Hometown, which would be controlled by the Muller Group and have operations consisting of three dealerships in New York and New Jersey.

     3. In the first part of the plan, the defendants transferred certain Hometown assets, including its Westwood, New Jersey dealership and $600,000 in cash, to Salvatore and Edward Vergopia, former directors and officers of the corporation who held 24.2% of its outstanding voting power (the "Vergopia Settlement"). This asset transfer was made to settle litigation against the defendants by having Hometown repurchase the Vergopias' 940,000 shares of Class B Hometown. The Vergopia Settlement was completed in May, 2005. The result of that settlement was to give the Shaker Group majority voting control of Hometown and to place the Muller Group in a position to obtain majority voting control when Hometown repurchased the Shaker Group's Hometown stock.

     4. On December 15, 2004, only a week after the Vergopia Settlement was announced, the Hometown Board of Directors formed a special committee consisting of defendants Steven A. Fournier, Bernard J. Dzinski, Jr. and Timothy C. Moynihan, to approve the split-up of the remainder of the Company between the Shaker Group and the Muller Group. On June 2, 2005, the defendants announced the split-up of Hometown's remaining assets between the Shaker Group and the Muller Group. Basically, the Shaker Group will get back its New England dealerships, plus some additional dealerships and real estate in New England and $5 million in cash. This will leave Hometown, which will then be controlled by the Muller Group, with assets consisting mainly of the car dealerships the Mullers, put into the Company.

     5. The transfer of a portion of Hometown's assets to the Shaker Group is a corporate opportunity that belongs to Hometown and all its stockholders. Moreover, because the Shaker Group stands on both sides of the challenged transaction and the Muller Group also has a self-interest in the transaction, they bear the burden of proving the entire fairness of their self-dealing division of the Company's assets. The planned transaction is a usurpation of a corporate opportunity and does not satisfy Delaware law as to fair dealing or fair price.

     6. The transaction was initiated by the Shaker Group and Muller Group for their benefit. The transaction was obviously timed to facilitate a division of Hometown's assets among the several large voting blocks and to serve defendants' purposes, not the interests of Hometown and its public stockholders. The defendants have structured the division of Hometown's assets so that (i) a 24.8% voting block held by former officers was repurchased using the Company's assets,
(ii) additional assets of the Company are to be transferred to the Shaker Group for the repurchase of its Hometown stock, and (iii) the Muller Group will obtain control over Hometown's remaining assets at no cost to themselves through use of the Company's assets and borrowing capacity.

     7. There was no competitive bidding or attempt to obtain the best available price for any of the assets that have been divided among the current and former directors and officers of Hometown. Indeed, the Pre-14-C Information Statement that Hometown filed with the Securities and Exchange Commission on June 17, 2005 (the "Information Statement") misleadingly states that:

          The Company is not interested in selling all or any portion of its assets, and the Company has not solicited, initiated or encouraged any competing proposals to the Exchanges.

However, the transfer of the eight New England Subsidiaries (including two real estate subsidiaries) to the Shaker Group is a sale of a portion of the Company's assets. The defendants cannot claim that Hometown has no interest in selling any portion of its assets when it is doing exactly that.

     8. The Information Statement also admits that both the Shaker Group and the Muller Group indicated to the special committee created to consider the split-up that they would oppose alternative transactions, such as "selling any portion of the Company's business to a third party." Because the split-up does not represent a sale of substantially all Hometown's assets under 8 Del. C. Section 271, the Shaker Group had no right to use or threaten to use its majority voting power to block any alternative transactions involving the six New England dealerships (particularly since that power was obtained through use of the Company's assets to repurchase the Vergopia shares). Similarly, the Muller Group had no right to use its voting power to block alternative asset sales. As directors, officers and controlling stockholders, the Shaker Group and the Muller Group breached their duty of loyalty by decreeing that Hometown could not consider alternative transactions. The Shaker Group improperly pursued a sale of their Hometown shares at a premium, while depriving Hometown and its public stockholders of the opportunity to sell corporate assets (i.e., the New England Subsidiaries) on the best terms possible. Moreover, the entire process was fundamentally flawed because it was based on the erroneous assumption that "any solicitation of third-party interest would have been futile" because the Shaker Group and the Muller Group improperly opposed any exploration of alternative transactions.

     9. As directors of a publicly held Delaware corporation, the defendants had a fiduciary duty to obtain the best available price for the sale of Hometown's assets. Moreover, in considering transactions that would confer controlling voting power (first on the Shaker Group and now on the Muller Group), the defendants had a fiduciary duty to seek the best transaction for the public stockholders in those transfers of control. Instead, the defendants have approved transactions which transferred control for no premium, provided no consideration to the public stockholders and used the Company's own assets to purchase control for particular stockholder groups. There was no attempt to sell the assets transferred to the Vergopias for the best available price. Instead, those assets were used to repurchase their stock in a manner that would benefit the Shaker Group and Muller Group. Similarly, there was no effort to sell the New England Subsidiaries for the best available price. Rather, those assets are to be transferred to the Shaker Group, thereby giving the Muller Group majority voting control over Hometown's remaining assets. There was no attempt to sell those remaining assets for the best available price. Instead, defendants are using the transfer of assets to the Shaker Group, including payment of $5 million in cash which the Company is to borrow, as a vehicle for permitting the Muller Group to obtain control of Hometown using the Company's own assets.

     10. Board consideration of the transaction, including the creation of a special committee, was fundamentally flawed. While the special committee was created on December 15, 2004, it did not retain Duff & Phelps LLC ("Duff & Phelps") as its financial advisor until

February 7, 2005. Significantly, the special committee never retained separate counsel, but relied upon the Company's counsel. Presumably independent counsel would have advised the committee that the Shaker Group and Muller Group had- no legal right to prevent Hometown from selling the New England subsidiaries to a third party. Instead, the special committee process was fatally defective because the committee improperly and erroneously assumed that any solicitation of third parties would be futile because the Shaker Group and Muller Group opposed any sale of assets to a third party. Thus, the special committee simply joined in the breach of duty of loyalty by the control groups, rather than providing any independent and effective representation of Hometown's public stockholders.

     11. The Information Statement does not reflect any negotiation by the special committee with the Shaker Group or the Muller Group. Rather, on June 1, 2005, the special committee met with "Company management, the Company's outside counsel, and representatives of Duff & Phelps LLC." At this June 1, 2005 meeting, Duff & Phelps presented "its analysis of the following proposal for the split-up of the Company" (i.e., the terms the Hometown directors approved). Incredibly, the Information Statement does not even indicate the genesis of this "proposal." Obviously, the proposal was simply the agreement of the Shaker Group and the Muller Group as to how they would divide up the remaining assets of the Company. As discussed below, the analysis of the special committee's financial advisor is meaningless, particularly since it is based primarily on one year's budget projections provided by the self-interested management of the Company. The approval of the Hometown Board followed the next day, June 2, 2005. Obviously, there was no substantive consideration of the transaction by the Board. The Board merely rubber-stamped the deal the two factions had agreed upon.

     12. On June 2, 2005, Hometown entered into an Exchange Agreement with the New England Subsidiaries and the individuals and trusts in the Shaker Group (the "Exchange Agreement"). The Shaker Group then used its voting control over Hometown, which it obtained through use of the Company's assets to repurchase the Vergopias' shares, in order to approve the split-up by written consent pursuant to 8 Del. C. Section 228. Even the after-the-fact disclosure concerning the transaction to the public stockholders by means of the Information Statement is deficient. For example, as discussed below, it contains false rationales for the split-off that are disproven by defendants' own public filings.

     13. The transaction will leave the plaintiffs and Hometown's other public stockholders with minority voting power in a controlled corporation with substantial debt and a limited business consisting of a few car dealerships in two contiguous states. The rationale for Hometown being a public company (i.e., to be a leading consolidator of auto dealerships in the northeastern United States) will have evaporated. The public stockholders will be stuck in what will essentially be the Mullers' original car dealerships. As Duff & Phelps recognized, there is already limited trading volume in Hometown stock and no analyst coverage. Duff & Phelps concluded that Hometown's Class A stock trades less actively than the stock of comparable public companies and has significantly smaller float. It also believed that the adverse impact of recent litigation and the implicit discount due to the dual-class structure and unequal voting rights have adversely affected the market price of Hometown stock. These negative factors will be exacerbated by the split-up. The public stockholders will be left with stock that can only be sold in a shallow market at depressed prices. On information and belief, the Muller Group will then use its majority voting power to cash out the public holders in a going-private transaction timed and priced to favor that new control group.

                                   THE PARTIES
                                   -----------

     14. Plaintiff Steven N. Bronson is the owner of 381,817 shares of Class A Common Stock of Hometown. This represents 9.87% of all outstanding Class A shares. Plaintiff Louis J. Meade is a holder of 150,000 shares of Hometown Class A Common Stock representing 3.87% of the outstanding Class A shares. Plaintiff Leonard Hagan is the owner of 101,200 shares of Hometown Class A Common Stock, representing 2.61 % of the outstanding Class A shares.

     15. Defendant Hometown is a Delaware corporation which sells new and used cars and light trucks, provides maintenance and repair services, sells replacement parts and provides related financing, insurance and service contracts through nine (9) franchise dealerships located in New Jersey, New York, Connecticut, Massachusetts and Vermont. Its dealerships offer nine automotive brands. Hometown has a dual-class common stock structure, where the Class A Common Stock has one vote per share, and the Class B Common Stock has ten votes per share. The Class A Common Stock is publicly traded on the National Association of Securities Dealers Automated Quotation System over-the-counter bulletin board. At the close of business on June 2, 2005, Hometown had 3,870,137 Class A shares and 2,579,252 Class B shares issued and outstanding.

     16. Defendant Corey E. Shaker is President, Chief Operating Officer and Chief Executive Officer of Hometown. He is a first cousin of defendants Steven Shaker and Joseph Shaker. He is a graduate of Providence College.

     17. Defendant William C. Muller, Jr. is a Vice President and Director of Hometown. He is a graduate of Fairleigh-Dickinson University.

     18. Defendant Joseph Shaker is a Vice President and a Director of Hometown. He is a graduate of Bentley College.

     19. Defendant Bernard J. Dzinski, Jr. is a Director of Hometown. Like Corey Shaker, he is a graduate of Providence College.

     20. Defendant Steven A. Fournier is a Director of Hometown. Like Joseph Shaker, he is a graduate of Bentley College.

     21. Defendant H. Dennis Lauzon is a Director of Hometown. He is the president and owner of Parkway Toyota and is on the Toyota Dealers Advertising Board, as well as the Dealer Council. Like defendant Muller, Mr. Lauzon is a graduate of Fairleigh Dickinson University.

     22. Defendant Timothy C. Moynihan is a director of Hometown. Like defendants Corey Shaker and Dzinski, he is a graduate of Providence College.

     23. While defendants Dzinski, Fournier, Lauzon and Moynihan are nominally outside directors, on information and belief, they have personal ties to the Shaker and Muller families through college, business and social connections.

                             BACKGROUND OF HOMETOWN
                             ----------------------

     24. Hometown was formed through a merger in 1997 in order to consolidate and operate automobile dealerships in the northeastern United States. Hometown conducted an initial public offering of 1.8 million Class A common shares on July 31, 1998 (the "IPO"). Upon the closing of the IPO, the Shakers, Mullers and Vergopias, as stockholders of various corporations which owned six car dealerships, a collision repair center and a factory authorized free-standing service center, transferred the stock of those corporations to Hometown in exchange for 3,760,000 shares of Hometown Class B Common Stock. This transaction was accomplished pursuant to an Exchange Agreement dated as of July 1, 1997, among the various entities controlled by the Shakers, the Mullers and the Vergopias.

     25. Also on July 31, 1998, Hometown acquired three additional car dealerships in Vermont and Massachusetts. Hometown acquired the business and certain assets of Brattleboro Chrysler Plymouth Dodge, Inc. in Vermont for a purchase price of $2.7 million and the assumption of certain of Brattleboro's liabilities. It also acquired the business and certain assets of Leominster Lincoln Mercury, Inc., also known as Bay State Lincoln Mercury, for a purchase price of $3 million and the assumption of certain of Bay State's liabilities. It also acquired Pride Auto Center, Inc., a Jeep/Eagle Dealer, for an estimated purchase price of approximately $925,000. The aggregate consideration for these three dealerships totaled $6.7 million plus the assumed liabilities.

     26. After the IPO, the holders of the Class B stock held 64.8% of the common equity of Hometown and 94.9% of its voting power. Under a stockholders agreement, the Class B holders were required for five years to vote for Salvatore Vergopia, Edward Vergopia, Corey Shaker, Joseph Shaker, William C. Muller, Jr., and James Christ as directors. The executive officers and directors controlled 54.8% of the voting power. Salvatore Vergopia was Hometown's Chairman of the Board and Chief Executive Officer; Joseph Shaker was President and Chief Operating Officer; William C. Muller, Jr. was Vice President-New Jersey Operations; Corey Shaker was Vice President-Connecticut Operations and Edward A. Vergopia was Vice President-Fleet Operations, Hometown subsequently removed Salvatore and Edward Vergopia as officers of the Company.

                     THE VERGOPIA LITIGATION AND SETTLEMENT
                     --------------------------------------

     27. On February 7, 2001, Salvatore Vergopia, Edward Vergopia and Janet Vergopia, the wife of Salvatore Vergopia, sued Hometown and its directors and officers for breach of employment agreements, wrongful termination, breach of the stockholders agreement and breach of fiduciary duty. The Vergopias subsequently commenced two defamation suits against Hometown and its chief executive officer, Corey Shaker. The original action and the first defamation action were scheduled to go to trial on November 29, 2004.

     28. On December 7, 2004, only a week before announcing the formation of a special committee to consider the split-up of the Company, Hometown announced that it had resolved in principle to settle the Vergopia litigation and related insurance coverage litigation at a net cost to Hometown of $600,000 after insurance proceeds. Including insurance proceeds, the Vergopias received $4 million in the settlement. The Vergopia. Settlement also required Hometown to transfer to the Vergopias certain assets of Westwood Lincoln Mercury Sales, Inc. and the Westwood Lincoln Mercury franchise. The settlement also provided for the termination of Hometown's Westwood, New Jersey lease and for the repurchase of all 940,000 of the Vergopias' Class B shares of Hometown. On March 8, 2005, Hometown announced that the settlement agreement and releases had been executed. Significantly, the Hometown's directors and officers paid nothing but got complete releases. Hometown has never publicly filed a copy of the Vergopia, settlement agreement. Hometown recorded the repurchase of the Vergopias' 940,000 shares of Class B stock at fair market value of $1,043,000 or $ 1. 11 per share.

     29. Also on December 7, 2004, Hometown announced that it resolved litigation concerning a property lease in Moorestown, New Jersey, by agreeing to pay $150,000, including $75,000 immediately and the balance in six monthly installment payments commencing January 1, 2005. On information and belief, the litigation settlements were intended to facilitate the split-up of Hometown between the Shaker Group and the Muller Group.

     30. On May 11, 2005, Hometown completed the transfer of the Westwood assets to the Vergopias. The Vergopia Settlement dramatically increased the voting power of the Shaker

Group and Muller Group through the elimination of the Vergopias' 24.2% voting block. According to Hometown's April 23, 2004 Proxy Statement, as of April 9, 2004 members of the Shaker Family owned approximately 39.2% of the voting power of Hometown, while the Mullers owned 21%, and the Vergopias owned 24.2%.(1) As of June 2, 2005 (i.e., shortly after the Vergopia Settlement was completed), the Shakers held approximately 63.8% of the voting power of Hometown, while the Mullers held approximately 27%. Thus, the Vergopia Settlement transferred majority voting power to the Shaker Group through the use of Hometown's assets. It also ensured that when the Shaker Group was eliminated in the split-up, the Muller Group would gain majority control of Hometown.

                     THE SHAKER GROUP AND MULLER GROUP AGREE
                              TO SPLIT-UP HOMETOWN
                              --------------------

     31. The Information Statement admits that the Shaker Group and Muller Group have "[a]t various times in recent years" discussed "splitting-up the assets of the Company" with the Shaker Group, getting the New England dealerships and Hometown retaining "the New York and New Jersey dealerships ... subject to the control of the Muller Group." Of course, the defendants made no public disclosure of such discussions and instead regularly represented to the stockholders that Hometown would continue to pursue its growth strategy. The Information Statement further acknowledges that the split-up discussions "intensified" in late 2004 in connection with the settlement of the Vergopia litigation. Thus, it is apparent that the Muller Group agreed to the Vergopia Settlement, though it would give the Shaker Group majority voting control of Hometown, because the Muller Group had already reached an understanding


----------
(1) The Proxy Statement's list of 5% beneficial owners did not include Edward Shaker or Richard Shaker who may have owned Hometown shares. On information and belief, prior to the Vergopia Settlement, the Shaker Family owned shares having more than 40%, but less than 50%, of the voting power of the Company.

with the Shaker Group that there would be a split-up of Hometown in a manner which would give the Muller Group voting control over the Company.

     32. The Information Statement reveals that the discussions between the Shaker Group and the Muller Group concerning a split-up of Hometown "intensified in late 2004 and early 2005, following the Company's settlement of its litigation with the Vergopias." Indeed, the Information Statement admits:

          The members of the Shaker Group and the Muller Group ultimately concluded that the split-up of the Company would be appropriate at this time.

Thus, before the special committee was created, the Shaker Group and the Muller Group had already determined that the Company would be split between the two factions remaining after the Vergopia Settlement.

            THE SPECIAL COMMITTEE FAILS TO SEEK THE BEST TRANSACTION
            --------------------------------------------------------

     33. The Information Statement recites that the Hometown Board on December 15, 2004, appointed defendants Fournier, Dzinski and Moynihan to serve as a special committee "to consider the split-up of the Company." Thus, the committee was not charged with considering options other than a split-up. Indeed, the first thing the committee apparently did was:

          The Special Committee met with the Company's outside counsel to discuss the mechanics of splitting-up the Company.

Rather than obtaining independent counsel, the special committee was advised by Hometown's outside counsel who was retained by and reported to the various members of the Shaker and Muller families who constitute Hometown's senior management. Hometown's counsel apparently did not advise the committee members of their fiduciary duties, including their obligation to obtain the best transaction for the corporation and its stockholders, but instead told them how the Shaker Group and the Muller Group wanted to have the Company divided between them.

     34. The special committee did not retain Duff & Phelps until February 7, 2005. The Information Statement admits that:

          In its consideration and evaluation of the split-up of the Company, Duff & Phelps LLC was not requested to, and did not, solicit indications of interest from, or conduct an auction with, third parties relating to the potential sale of all or a portion of the Company to a third party. Both the Shaker Group and the Muller Group indicated to the Special Committee and to Duff & Phelps LLC that they had no interest in participating in alternative transactions, such as selling their interests in the Company or selling any portion of the Company's business to a third party. Accordingly, any solicitation of third party interest in the Company would have been futile, given that both the Shaker Group and the Muller Group are not willing to sell their interests.

This statement is an admission that the Shakers, as directors, officers and controlling stockholders of Hometown, and the Mullers, as directors, officers and stockholders of Hometown, breached their fiduciary duties. Neither the Shaker Group nor the Muller Group had the right to use their positions of control in the Company to prevent alternative transactions, such as selling a portion of the Company's business (i.e., the New England Subsidiaries) to a third party. In particular, a sale of less than substantially all assets, such as a sale of Hometown's New England Subsidiaries, does not require a stockholder vote, so the Shaker Group and the Muller Group had no right or power to use their stockholder voting power to preclude such a transaction. As directors and officers of Hometown, the Shakers and William Muller had a fiduciary duty to obtain the best asset sale transaction for Hometown and all its stockholders. That fiduciary duty did not permit them to insist on a transaction that transferred assets to the Shaker Group and gave the Muller Group control of Hometown. By precluding consideration of all other alternatives in favor of a self-interested transaction, both groups breached their fiduciary duties.

     35. The members of the special committee (and ultimately Hometown's other outside director, H. Dennis Lauzon) breached their fiduciary duties by allowing the Shaker Group and Muller Group to preclude exploration of a sale of assets, such as the New England Subsidiaries, to a third party. As outside directors charged with obtaining the best transaction for the Company and its stockholders, these defendants should have insisted on pursuing the best transaction available, whether it was a sale to the Shaker Group or to a third party, and whether it gave control to the Muller Group or not.

     36. On June 1, 2005, the special committee met with Duff & Phelps to discuss the potential split-up of the Company. However, the Information Statement admits that "Company management" and "the Company's outside counsel" were present for the meeting. At the meeting, Duff & Phelps "reviewed the information that it had considered and presented its analysis of the following proposal for the split-up of the Company." Thus, Duff & Phelps did not present its analysis confidentially to the special committee, but disclosed that analysis to Company management and the Company's outside counsel. It is apparent that neither Duff & Phelps, nor the Special Committee, attempted to improve the terms of the proposal for the benefit of Hometown's public stockholders or otherwise protect their interests or negotiate on their behalf Indeed, according to the Information Statement, all Duff & Phelps did was to give an opinion that the proposal was fair. The Information Statement did not even identify whose proposal it was or how it was formulated. Moreover, it reveals that Duff & Phelps had "[r]eviewed drafts of the Exchange Agreement and Information Statement." In other words, all

Duff & Phelps and the special committee did was bless a done deal formulated by the Shaker Group and the Muller Group.

     37. On June 1, 2005, the Special Committee simply approved the split-up that the Shaker Group and the Muller Group had formulated. That same day, the committee presented its recommendation regarding the split-up to the full Board, which then approved the transaction. The very next day, the Shaker Group and Muller Group executed written consents dated June 2, 2005 approving the transaction splitting up the Company between the two groups. Hometown then issued a press release disclosing approval of the transaction by the Board and a majority of the voting power of the Company's common stock. On June 14, 2005, plaintiffs wrote to the defendant directors objecting that the split-up is not in the best interests of the Company and its public stockholders. However, the defendants filed the Information Statement with the SEC on June 17, 2005 and are continuing to proceed with the transaction.

                 THE STRUCTURE AND EFFECTS OF THE TRANSACTION
                 --------------------------------------------

     38. The split-up approved by the written consent of the Shaker Group and Muller Group contemplates that all the outstanding shares of common stock of Hometown's New England Subsidiaries, plus $5 million in cash (as adjusted), will be exchanged for all the outstanding shares of common stock of the Shaker Auto Group, Inc., a newly-organized Connecticut corporation. Then the Shaker Group will exchange all 2,604,236 of its outstanding shares of Hometown common stock, including 801,736 Class A shares and 1,802,500 Class B shares, for all of the outstanding shares of common stock of Shaker Auto Group, Inc.

     39. As the Information Statement admits, following the exchanges, the Muller Group will control the majority of the voting power of the common shares of Hometown. The Muller Group will hold approximately 761,752 of the 776,752 Class B outstanding shares and only

362,000 of the 3.1068,401 Class A shares outstanding after the repurchase of the Shaker Group's shares. After the split-up, the Muller Group will own only 29.2% of Hometown's outstanding equity, but will control 73.6% of the voting power.(2) The Information Statement, however, falsely represents that after the split-up "the Muller Group would control the Company through its ownership of a majority of the outstanding shares of common stock of the Company."

     40. To finance the split-up, Hometown will borrow $6.5 million from America Bank, $5 million of which will be paid to the Shaker Group, with an additional $700,000 eaten up by the costs of the transaction. Hometown will also pay defendant Corey Shaker $50,000 to purchase stock options he received from the Company.

     41. Essentially, the defendants, through the Vergopia Settlement and the split-up, are returning Hometown's car dealerships to the families who contributed those assets to Hometown in 1998. Indeed, the Exchange Agreement for the transfer of the New England Subsidiaries to the Shaker Group is reminiscent of, and basically the reverse of, the 1998 Exchange Agreement under which the Shaker Group put its New England dealerships into Hometown. The public stockholders, however, do not get their investment in Hometown back. Rather, the split-up will decrease stockholders' equity from $10.2 million to $2.2 million, wiping out nearly 80% of total stockholders' equity.

     42. Various Shaker family members and trusts who are not part of the senior management of the New England Dealerships are being paid a substantial premium for their shares. Exhibit C to the Exchange Agreement reveals that nine (9) members of the Shaker family are employees, officers and/or directors of Hometown and its affiliates. Edward and Lillian Shaker are parents of Corey Shaker, and Janet Shaker and Paul Shaker are his siblings.


----------
(2) The Muller Group includes defendant William C. Muller, Jr. and his brother (Douglas D. Muller), sister-in-law (Angela P. Muller), stepmother (Rose Muller), brother-in-law (Robert Scott Doyle), sister-in-law (Andrea C. Pantuso) and wife (Michelle Muller).

Richard Shaker is the father of Steven Shaker, Hometown's Regional Vice President, and Joseph Shaker, another Regional Vice President. Edward D. Shaker is the brother of Steven and Joseph Shaker. Rose Shaker is the sister of Richard and Edward Shaker.

               DUFF & PHELPS' SPECULATIVE AND INADEQUATE ANALYSIS
               --------------------------------------------------

     43. The analysis by Duff & Phelps of the value of the dealerships to be transferred to the Shakers is flawed and incomplete. Duff & Phelps assumed and relied upon the accuracy and completeness of the information management provided and management's assurances that they were not aware of any facts that would make the information inaccurate or misleading. They made no attempt to verify the accuracy of that information or those assurances. Duff & Phelps did not perform or obtain any independent evaluation or appraisal of the assets of the Company.

     44. Duff & Phelps' discounted cash flow ("DCF") analysis was based on a single year's budget for the Fiscal Year ending December 31, 2005. This budget was provided by the self-interested management of the dealerships (i.e., the Shakers). Duff & Phelps then speculated as to the Company's future performance through 2014 (i.e., a period of nine years) based on an extrapolation of Hometown's historical performance and 2005 budget. Piling speculation on top of speculation, Duff & Phelps then estimated the continuing value of Hometown as of December 31, 2014. The Information Statement indicates that Duff & Phelps reviewed not only the 2005 budget, but also "projections for fiscal years 2006 through 201 1." It does not disclose those projections, explain why those projections were not used in the DCF analysis or discuss why Duff & Phelps extrapolated figures until the year 2014 based on the 2005 budget and historical performance.

     45. Duff & Phelps also valued certain of the dealerships based on a liquidation analysis to determine net asset value. What Duff & Phelps did not do was determine the sale value of these dealerships, including their franchises. For example, Duff & Phelps presented no figures for analyzing the sale prices of comparable dealerships in the New England area.

     46. Duff & Phelps estimated that the value of the real estate alone at Bay State Lincoln-Mercury is $6.2 million "based on information provided by management." The Information Statement reveals that Duff & Phelps "[r]eviewed a real estate appraisal for Bay State Lincoln-Mercury dated October 3, 2002, and prepared by Landauer Realty Group." It does not disclose the value placed on the real estate by that appraisal or whether the $6.2 million value Duff & Phelps estimated is based on an appraisal that is nearly three years old.

     47. As a result of the inadequacies of Duff & Phelps' discounted cash flow analysis and the failure to analyze the sale value of the dealerships to be transferred to the Shakers, Duff & Phelps greatly underestimated the value of the transferred assets. Moreover, Duff & Phelps came up with a range of value for the Shaker Group's stock that is meaningless. Duff & Phelps concluded that the value of the stock was between $1.23 and $3.64 per share or approximately $3.2 million to $9.5 million. Thus, the top end of its range is nearly three times the lower end. Similarly, Duff & Phelps estimated that the value of the assets and liabilities to be received by the Shaker Group was between negative $.38 per share to $2.02 per share (a range of $2.40 per share) or approximately minus $1 million to positive $5.3 million, a range of $6.3 million. In short, Duff & Phelps' analysis provided no basis for concluding that the exchange of assets for stock was fair to Hometown and its public stockholders. Finally, Duff & Phelps acknowledged that its analysis of fairness was "without giving effect to any impact of the proposed exchanges on any particular stockholder other than in its capacity as a stockholder." For example, Duff & Phelps apparently ignored the impact of the proposed exchanges on the Muller Group, which would become the controlling stockholder of Hometown.

                      THE FALSE RATIONALES FOR THE SPLIT-UP
                      -------------------------------------

     48. The Information Statement misleadingly claims there were two rationales supporting the split-up of the Company. First, it asserts that the split-up will alleviate the concerns of Toyota Motor Sales U.S.A., Inc. ("Toyota") concerning operational deficiencies, use of the financial resources of the Company's Toyota dealerships to finance cash flow deficits of other dealerships and the impact on the Toyota dealerships of the financing terms that Hometown has with Ford Motor Company Credit. The second rationale is that disputes have arisen between the Shaker Group and the Muller Group regarding the Company's business operations and that the split-up is necessary to resolve these disputes and avoid corporate deadlock.

     49. The Toyota rationale is belied by Hometown's I 0-Q for the quarter ended March 31, 2005 (the "I 0-Q"), which was filed with the SEC on May 12, 2005, only a few weeks before the announcement of the split-up. The 10-Q describes the concerns Toyota expressed on March 13, 2003, more than two years ago. It then states that Hometown has developed and implemented plans to correct the operational deficiencies, has obtained written confirmations from Ford Motor Credit to satisfy Toyota's inquiries regarding financing arrangements, and has sold a sales and service franchise and obtained advances on warranty income in order to improve net working capital. The I 0-Q further noted that Hometown has been in regular contact with Toyota to review Hometown's efforts to resolve the deficiencies alleged by Toyota. While noting that Toyota reserves the right to terminate the Toyota Dealership Agreements if sufficient progress is not made to correct the alleged deficiencies, the 10-Q concludes that:

          Hometown believes that it has corrected the alleged net working capital deficiency for the Toyota dealerships, that it has alleviated the concerns expressed by Toyota and that Hometown will enter into a new dealer agreement with Toyota Motor Sales, U.S.A.

Thus, just a few weeks before entering into a split-up purportedly in response to Toyota's concerns, Hometown represented in a securities filing that it had taken sufficient steps to resolve those concerns. Significantly, there was no hint in the 10-Q (or in any other public disclosure) over the more than two years since Toyota expressed its concerns, that a split-up of the Company would be necessary in order to satisfy Toyota.

     50. The corporate deadlock rationale is also not legitimate. There would be no deadlock at the Board or stockholder level such as would require relief under 8 Del. C. Section 226. Moreover, it is plain that the defendants determined to split up the Company before the repurchase of the Vergopia shares when neither the Shakers nor the Mullers had majority voting control of the Company. Significantly, the Information Statement contains no description of the nature of the supposed disputes between the Shaker Group and Muller Group. Moreover, none of Hometown's SEC filings, including its recent I 0-K and very recent I 0-Q, made any mention of disputes among management or members of the Board. Indeed, the defendants claim that a majority of the Hometown Board is made up of directors not affiliated with the Muller Group or the Shaker Group. In short, the reasons put forward in the Information Statement for the split-up were simply made up as excuses for defendants' plan to split up the Company to suit the Shaker Group and Muller Group.

     51. The split-up is inconsistent with the strategies behind Hometown's becoming a public company, including the goal of becoming a leading consolidator in the trend toward fewer but larger automotive dealerships. Hometown's operating assets will consist of three car dealerships in New York and New Jersey. Hometown will no longer have a strong regional presence and will lose economies of scale and the cost savings from centralized financing and administration. It will continue to have the same expenses of being a public company while having far less revenue to absorb those expenses.. The Company will have a significantly higher debt/equity ratio and will not have the resources to acquire additional dealerships, which was the key to Hometown's growth strategy. Indeed, the Information Statement admits that Hometown will be much more highly leveraged and will have a significant amount of debt.

                                     COUNT I
                                     -------

                              CORPORATE OPPORTUNITY
                              ---------------------

     52. Plaintiffs repeat and reallege the allegations above as if fully set forth herein.

     53. In formulating, approving and pursuing the split-up, the defendant directors and controlling stockholders have breached their fiduciary duty to Hometown and the Class A stockholders. They have preferred the interest of Hometown's controlling stockholders and the incumbent board and management over the interests of the Company and the public stockholders. The Shaker Group has improperly competed with the Company with regard to the sale of its New England Subsidiaries in order to serve the group's self-interest in obtaining those assets for itself A majority of the directors are not disinterested and independent with respect to the split-up because they are affiliated with the Shaker Group or Muller Group or they owe their positions as directors to, and are not independent of, the Shaker Group and Muller Group.

     54. Hometown could sell the New England Subsidiaries without stockholder approval. Therefore, the Shaker Group and Muller Group have no legal right to preclude Hometown from selling those assets to a third party. Nevertheless, they misrepresented to the special committee that no sale to a third party was possible because they opposed such a transaction. Because Hometown has economically rational and viable alternatives to the split-up which cannot be blocked by the Shaker Group and Muller Group, the opportunity for a sale of the New England Subsidiaries belongs to Hometown and all of its stockholders. The Shaker

Group, aided and supported by the Muller Group, has used its dominance of the Hometown board and special committee and its controlling voting power to divert the Company's opportunity to sell its assets and instead has required Hometown to sell the New England Subsidiaries to the Shaker Group (plus pay the group $5 million in cash) in exchange for the group's Hometown stock. The Shaker Group and the Muller Group have breached their fiduciary duties by purposely denying Hometown the right to consider fairly an opportunity to sell a portion of its assets. Instead, they have diverted that opportunity to the Shaker Group in order to serve their own self-interests.

                                    COUNT II
                                    --------

                            FAILURE TO MAXIMIZE VALUE
                            -------------------------

     55. Plaintiffs repeat and reallege the allegations above as if fully set forth herein.

     56. When the possibility for a sale of assets of Hometown arose, the defendant directors had a duty to seek a transaction that would maximize value for Hometown and all its stockholders. The Hometown board should have explored all transactions that could maximize value, such as a sale of the New England Subsidiaries to a third party. Instead, the directors focused exclusively on the transaction which would split-up Hometown's assets between the Shaker Group and the Muller Group. The board was presented with a valuable opportunity to maximize value for Hometown and its stockholders but chose instead to use that opportunity to unfairly enrich the Shaker Group and to give the Muller Group control of the Company.

                                    COUNT III
                                    ---------

                             LACK OF ENTIRE FAIRNESS
                             -----------------------

     57. Plaintiffs repeat and reallege the allegations above as if fully set forth herein.

     58. The split-up is not entirely fair to Hometown and its public stockholders. The transaction was initiated by and timed and structured for the benefit of the Shaker Group and the Muller Group. The Shaker Group will be paid a premium for their shares to the exclusion of the public stockholders. Moreover, the transaction is structured so that control of Hometown will pass to the Muller Group. Essentially, the Shaker Group and the Muller Group are dividing up Hometown's assets. In so doing, they are violating the fundamental principle of Delaware corporate law that corporate fiduciaries may not use corporate assets to advantage themselves at the expense of the corporation and the other stockholders.

     59. As described above, the special committee process was a farce. The committee's functioning was flawed both as to process and price. Moreover, the committee failed to act in a disinterested and independent manner or to demonstrate the care, attention and sense of responsibility necessary to establish their status as independent directors. There was no negotiation and no attempt to exercise Hometown's clear legal right to seek an alternative transaction. Instead, the Shaker Group and the Muller Group improperly asserted, and the committee erroneously accepted, that the control groups had the right and power to preclude Hometown from pursuing a sale of a portion of its assets. Therefore, the committee did not have real bargaining power in dealing with the Shaker Group and the Muller Group. Moreover, by capitulating to the false representation by the Shaker Group and the Muller Group that they could preclude any alternative transaction and failing to seek independent legal advice on this issue, the members of the committee breached their duties of loyalty and good faith through their reckless indifference to their obligation to obtain the best transaction for the Company and its stockholders.

     60. The board approval was also flawed, as described above, and the stockholder approval of the transaction was based on the self-interested votes of the Shaker Group and Muller Group. The Information Statement presents false rationales for the transaction and contains other disclosure deficiencies.

     61. The financial terms of the split-up are based on a defective financial analysis and are unfair to Hometown and its public stockholders. The net result of the transaction will be to burden Hometown with additional debt and reduce the equity of the Company. The public stockholders will be left with illiquid shares in a company that no longer has any legitimate reason for being a public company. The Muller Group will then exploit the distressed circumstances of the public holders to squeeze them out on unfair terms.

                     CLASS ACTION AND DERIVATIVE ALLEGATIONS
                     ---------------------------------------

     62. Plaintiffs bring this action on their own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all public shareholders of Class A Common Stock of Hometown, or their successors in interest, who are being and will be harmed by defendants' conduct described herein (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, including the members of the Shaker Group and the Muller Group.

     63. This action is properly maintainable as a class action.

     64. The Class is so numerous that joinder of all members is impracticable. As of March 22, 2005, There were 50 record holders of Hometown Class A stock and Hometown estimated there were more than 700 beneficial owners. As of June 2, 2005, there were 3,870,137 Hometown Class A Common Stock outstanding.

     65. There are questions of law and fact which are common to the Class including, inter alia, the following:

          (a)  whether the split-up transaction is entirely fair to the Class;

          (b) whether defendants have engaged in a course of improper conduct designed to benefit themselves at the expense of Hometown's public stockholders;

          (c) whether plaintiffs and other members of the Class will be irreparably damaged if the transaction complained of herein is consummated.

     66.Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs' claims are typical of the claims of the other members of the Class, and plaintiffs have the same interests as the other members of the Class. Accordingly, plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

     67. The prosecution of separate actions by individual Class members would create the risk of inconsistent or varying adjudications with respect to the individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair their ability to protect their interests.

     68. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

     69. No demand pursuant to Chancery Court Rule 23.1 is required in this case. Plaintiffs' claims are properly brought as individual and class claims and are therefore not subject to the demand requirement. Moreover, to the extent any of plaintiffs' claims are deemed derivative, demand is excused. As alleged herein, the Board of Directors does not consist of a majority of disinterested and independent directors. Moreover, the allegations herein establish that the directors have not acted in an independent manner, and there is reasonable doubt as to whether the individual defendants exercised good faith and reasonable care in approving the challenged split-up. Indeed, by failing to explore alternatives, the defendants abrogated their fiduciary responsibilities.

     70. No demand is necessary because the directors of Hometown breached their fiduciary duties of loyalty and good faith by engaging in the wrongful conduct detailed herein and, therefore, could not consider any demand on a disinterested and independent basis. The purported special committee is not disinterested and independent, failed to hire independent counsel and has failed to challenge the improper assertion that the Shaker Group and Muller Group had the right to preclude an alternative transaction.

                              LACK OF REMEDY AT LAW
                              ---------------------

     71. Plaintiffs have no adequate remedy at law to prevent irreparable harm. Plaintiffs require equitable relief, including rescission of the Exchange Agreement and an injunction against consummation of the transaction.

     WHEREFORE, plaintiffs seek equitable and monetary relief, including:

          A.   Rescission of the Exchange Agreement.

          B.   A preliminary and permanent injunction against the split-up.

          C. A declaration that the defendants have breached their fiduciary duties.

          D. A constructive trust on any assets transferred pursuant to the split-up.

          E. Damages for the injury suffered by plaintiffs and the Class as a result of defendants' breach of fiduciary duty.

          F.   Certification of this action as a class action.

          G. An order requiring defendants to pay attorneys' fees and expenses awarded to plaintiffs.

          H. Such other and further relief as the Court deems equitable and appropriate.

                                        PRICKETT, JONES & ELLIOTT, P.A.

                                        By: /s/ Michael Hanrahan
                                            ------------------------------
                                            Michael Hanrahan (Bar ID #941)
                                            Gary F. Traynor (Bar ID #2131)
                                            13 10 N. King Street
                                            P.0. Box 1328
                                            Wilmington, DE 19899-1328
                                            (302) 888-6500
                                            Attorneys for Plaintiffs

OF COUNSEL

SCHIFFRIN & BARROWAY, LLP
Eric L. Zagar, Esquire
Lee D. Rudy, Esquire
Sandra G. Smith, Esquire
280 King of Prussia Road
Radnor, PA 19087
Ph. (610) 667-7706

Dated:   June 30, 2005

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

STEVEN N. BRONSON, LOUIS J. MEADE and
LEONARD HAGAN,

        Plaintiffs,

        v.                                              Civil Action No.   -N

HOMETOWN AUTO RETAILERS, INC.,
COREY E. SHAKER, WILLIAM C. MULLER,
JR., JOSEPH SHAKER, BERNARD J. DZINSKI,
JR., STEVEN A. FOURNIER, H. DENNIS
LAUZON and TIMOTHY C. MOYNIHAN,

         Defendants.


                                NOTICE OF MOTION
                                ----------------

To:  The Above-Named Defendants

     PLEASE TAKE NOTICE that Plaintiffs will present the attached Motion for Expedited Proceedings to the Court at the earliest convenience of the Court.

                                        PRICKETT, JONES & ELLIOTT, P.A.

                                        By: /s/ Michael Hanrahan
                                            ------------------------------
                                            Michael Hanrahan (Bar ID #941)
                                            Gary F. Traynor (Bar ID #2131)
                                            13 10 N. King Street, P. 0. Box 1328
                                            Wilmington, DE 19899-1328
OF COUNSEL:                                 (302) 888-6500
SCHIFFRIN & BARROWAY, LLP                   Attorneys for Plaintiffs
Eric L. Zagar, Esquire
Lee D. Rudy, Esquire
Sandra G. Smith, Esquire
280 King of Prussia Road
Radnor, PA 19087
Ph. (610) 667-7706
Dated: June 30, 2005

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

STEVEN N. BRONSON, LOUIS J. MEADE and
LEONARD HAGAN,

        Plaintiffs,

        v.                                            Civil Action No.    -N

HOMETOWN AUTO RETAILERS, INC.,
COREY E. SHAKER, WILLIAM C. MULLER,
JR., JOSEPH SHAKER, BERNARD J. DZINSKI,
JR., STEVEN A. FOURNIER, H. DENNIS
LAUZON and TIMOTHY C. MOYNIHAN,

        Defendants.

                        MOTION FOR EXPEDITED PROCEEDINGS
                        --------------------------------

     Upon the Complaint and Motion for a Preliminary Injunction filed herewith, Plaintiffs respectfully move this Court for an Order (i) requiring Defendants to answer Plaintiffs' Complaint on or before July 8, 2005; (ii) directing the parties to conduct discovery on an expedited basis; (iii) requiring Defendants to respond to Plaintiffs' request for production of documents within seven days of service thereof; (iv) directing Defendants to appear at depositions as noticed by Plaintiffs or as otherwise reasonably agreed upon by counsel for the parties pursuant to Chancery Court Rule 30; and (v) scheduling a hearing on Plaintiffs' Motion for Preliminary Injunction pursuant to Chancery Court Rule 65(a).

     In support hereof, Plaintiffs show as follows:

     1. Plaintiffs are filing herewith an individual and class action
Complaint, also alleging derivative claims, in this matter. This action is brought to remedy breaches of fiduciary duty by the defendant directors of Defendant Hometown Auto Retailers, Inc. ("Hometown" or the "Company") in connection with the transfer of certain assets (the "New England Subsidiaries") and $5,000,000 cash to Hometown's current controlling stockholders (the "Shaker Group") in exchange for the Shaker Group's Hometown stock (the "Transaction"). This Transaction will transfer control of what remains of Hometown to another insider faction (the "Muller Group"). As set forth in the Complaint, Hometown's directors have breached their fiduciary duties owed to the Company's shareholders by, inter alia, (i) precluding Hometown to consider alternative transactions, such as a sale of the New England Subsidiaries to a third party, (ii) failing to obtain the best available price for the sale of Hometown's assets, and (iii) failing to satisfy their obligation of entire fairness with respect to this self-interested Transaction. Defendants have approved a Transaction which transfers control of Hometown for no premium, provides no consideration to public stockholders and uses the Company's own assets to purchase control for a particular group of stockholders.

     2. On June 17, 2005, Defendants filed with the Securities and Exchange Commission a Pre-14-C Information Statement (the "Information Statement"). According to the Information Statement, the Transaction will become effective as early as twenty (20) days after initial mailing of the Information Statement.

     3. Plaintiffs' attorneys must move promptly to develop and present the factual basis for equitable relief to avoid the irreparable harm to Plaintiffs and the other public stockholders that will occur if Defendants are permitted to consummate the Transaction.

                       Standards For Expedited Proceedings
                       -----------------------------------

     4. Expedited proceedings will be ordered where "in the circumstances plaintiff has articulated a sufficiently colorable claim and shown a sufficient possibility of a threatened irreparable injury." Gimmargo v. Snapple Beverage-Corp., 1994 WL 672698, at *2 (Del. Ch.).

Whether Plaintiffs have demonstrated a colorable threat of irreparable harm is limited to a review of the face of the pleadings, the Court "is not required or able on this application to judge the merits or even the legal sufficiency" of the pleadings. Id. at *2. "A party's request to schedule an application for a preliminary injunction, and to expedite the discovery related thereto, is normally routinely granted. Exceptions to that norm are rare." In re International Jensen Inc. Shareholder Litig., 1996 WL 422345, at *1 (Del. Ch.); see also State of Wisconsin Inv. Bd. V. Bartlett, C.A. No. 17727, Del. Ch., tr. at 21, Steele, V.C. (January 12, 2000) (noting that an expedited proceeding "is the scenario that we [the Delaware courts and bar] are structured to deal with"). As set forth below, Plaintiffs have easily satisfied this standard.

                    Plaintiffs Have Stated a Colorable Claim
                    ----------------------------------------

     5. Because the Shaker Group and the Muller Group are both interested parties in the Transaction, they bear the burden of proving the entire fairness of the sale of a portion of Hometown's assets.(1) As the Complaint details, the initiation, timing, structure, negotiation and approval of the Transaction do not show fair dealing, and the financial terms do not establish a fair price. Compl. para. 6-13, 31-51, 58-61. Accordingly, the Complaint states a colorable entire fairness claim.

     6. The sale of the New England Subsidiaries is a corporate opportunity that belongs to Hometown and all its stockholders, not to the Shaker Group.(2) Because those assets do not represent substantially all Hometown's assets under 8 Del. C. Section 271, the Shaker Group and


----------
(1) Kahn v. Tremont Corp., 694 A.2d 422, 428 (Del. 1997); T. Rowe Price Recovery Fund, L.P. v. Rubin, 770 A.2d 536, 552 (Del. Ch. 2000).

(2) Hollinger Intern., Inc. v. Black, 844 A.2d 1022, 1060-61 (Del. Ch. 2004),
aff'd 872 A.2d 559 (Del. 2005); v. CERBCO, Inc., 676 A.2d 436, 442-44 (Del.
1996).

Muller Group have no right to preclude a sale of those assets to a third party.(3) As the Complaint alleges, the Information Statement admits that the Shaker Group and Muller Group have precluded Hometown from even exploring the sale of the New England Subsidiaries to any third party. Compl. para. 7-10, 34-35, 54. Though the Company is selling assets to the Shaker Group, the Information Statement says Hometown is not interested in selling any portion of its assets, and that it would be futile to solicit third-party offers because the Shaker Group and the Muller Group would oppose any sale of any portion of the Company's assets to any third party. Id. para. 7, 34. The special committee erroneously concluded that the New England Subsidiaries could not be sold to a third party because of the opposition of the Shaker Group and Muller Group to such a sale. Id. para. 8, 10, 35. The Shaker Group has breached its fiduciary duty by pursuing a sale of its Hometown shares at a premium in a manner which deprives the corporation of an opportunity to sell its assets. Thorpe, 676 A.2d at 442-44. They improperly competed with the Company in the sale of assets, when their loyalty should have been to the corporation. Id.; Hollinger, 844 A.2d at 1061-62. The Shaker Group and the Muller Group breached their duty of loyalty not only by preventing Hometown from pursuing a sale of the assets unhindered by their dominating hand, but also by affirmatively requiring that the assets must be, and could only be, sold to the Shaker Group. Id. Plaintiffs have not only stated a colorable corporate opportunity claim-they have shown that Defendants' Information Statement admits a per se breach of the duty of loyalty through usurpation of a corporate opportunity.

     7. Plaintiffs also allege that the special committee failed to seek or negotiate a transaction that would maximize shareholder value. Compl. para. 7, 9, 33-35, 56. Rather, the special committee accepted the assertion of the Shaker Group and Muller Group that they had


----------
(3) Hollinger, 844 A.2d at 1060-61. cf Thorpe. 676 A.2d at 443; In re Digex Shareholders Litigation, 789 A.2d 1176, 1190-91 (Del. Ch. 2000).

the right and the power to preclude Hometown from pursuing a sale of a portion of its assets. In short, the Defendants improperly treated the Shaker Group as the only game in town. Thus, Plaintiffs have stated a colorable claim that Defendants have failed to seek the best available price for corporate assets.(4)

       Plaintiffs Have Shown a Sufficient Possibility of Irreparable Harm
       ------------------------------------------------------------------

     8. In the absence of expedited discovery and the scheduling of a hearing on Plaintiffs' Motion for a Preliminary Injunction, the Transaction will be consummated to the detriment of Plaintiffs and the other stockholders of the Company. The public shareholders will be deprived of the possibility of a third-party offer for New England Subsidiaries or some alternative transaction that would maximize value for all shareholders, rather than just the Shaker Group and the Muller Group. As the Complaint alleges, Hometown's public stockholders will own an illiquid minority interest in a company with three car dealerships in New York and New Jersey and no reason to remain a public company. Compl. para. 13, 51.

     9. Once the Transaction has been consummated, Plaintiffs are not likely to obtain relief Rescissions of complex corporate transactions are strongly disfavored by the Court because of the inherent difficulties in "unscrambling the egg." See e.g., In re Lukens Inc. Shareholders Litig., 757 A.2d 720,728 (Del. Ch. 1999) (citing Gimbel v. Signal Companies, Inc., 316 A.2d 599, 603 (Del. Ch.), aff'd, 316 A.2d 619 (Del 1974)).

     10. A preliminary injunction is the appropriate remedy in this instance, where Defendants have usurped a corporate opportunity, failed to satisfy fair dealing and fair price standards and refused to maximize shareholder value in the sale of a significant portion of the Company's assets. "If no injunction issues, the damages inquiry might well have to involve


----------
(4) Robinson v. Pittsburgh Oil Refining Corp., 126 A. 46,49 (Del. Ch. 1924).

imprecise estimates, such as a comparison of what price [the assets] would have gone for in an auction...." Hollinger v. Black, 844 A.2d at 1090 (Del. Ch.
2004).

     WHEREFORE, Plaintiffs' Motion for Expedited Proceedings should be granted, and the Court should enter the form of Order attached hereto.

                                        PRICKETT, JONES & ELLIOTT, P.A.

                                        By: /s/ Michael Hanrahan
                                            ------------------------------
                                            Michael Hanrahan (Bar ID #941)
                                            Gary F. Traynor (Bar ID #2131)
                                            13 10 N. King Street
                                            P.0. Box 1328
                                            Wilmington, DE 19899-1328
                                            (302) 888-6500
                                            Attorneys for Plaintiffs

OF COUNSEL:
SCHIFFRIN & BARROWAY, LLP
Eric L. Zagar, Esquire
Lee D. Rudy, Esquire
Sandra G. Smith, Esquire
280 King of Prussia Road
Radnor, PA 19087
Ph. (610) 667-7706

Dated: June 30, 2005

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

STEVEN N. BRONSON, LOUIS J. MEADE and
LEONARD HAGAN,

        Plaintiffs,

        v.                                             Civil Action No.   -N

HOMETOWN AUTO RETAILERS, INC.,
COREY E. SHAKER, WILLIAM C. MULLER,
JR., JOSEPH SHAKER, BERNARD J. DZINSKI,
JR., STEVEN A. FOURNIER, H. DENNIS
LAUZON and TIMOTHY C. MOYNIHAN,

         Defendants.

                                      ORDER
                                      -----

Upon the Complaint, the motion of Plaintiffs and for good cause shown,

IT IS HEREBY ORDERED this day of July, 2005, that:

1.   Defendants shall answer Plaintiffs' Complaint on or before July 8, 2005.

2.   The parties shall conduct discovery on a expedited basis.

3. Defendants shall respond to Plaintiffs' request for production of documents within seven days of service thereof.

4. Defendants shall appear at the depositions as noticed by Plaintiffs or as otherwise reasonably agreed upon by counsel for the parties.

5. A hearing on Plaintiffs' Motion for a Preliminary Injunction will be held on _________________, 2005, at _____________ _.m. in Wilmington, Delaware.



                                                        _______________________
                                                        Vice Chancellor

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

STEVEN N. BRONSON, LOUIS MEADE and
LEONARD HAGAN,

        Plaintiffs,

        V.                                              Civil Action No.     -N

HOMETOWN AUTO RETAILERS, INC.,
COREY E. SHAKER, WILLIAM C. MULLER,
JR., JOSEPH SHAKER, BERNARD J. DZINSKI,
JR., STEVEN A. FOURNIER, H. DENNIS
LAUZON and TIMOTHY C. MOYNIHAN,

         Defendants.



                                NOTICE OF MOTION
                                ----------------

TO:  The Above Named Defendants

     PLEASE TAKE NOTICE that the attached Motion for Appointment of Special Process Server will be presented to the Court at a time convenient to the Court and counsel.

                                             PRICKETT, JONES & ELLIOTT, P.A.

                                             By: /s/ Michael Hanrahan
                                                 -----------------------------
                                                 Michael Hanrahan (Bar ID #941)
                                                 Gary F. Traynor (Bar ID #2131)
                                                 13 10 N. King Street
                                                 P. 0. Box 1328
                                                 Wilmington, DE 19899-1328
                                                 (302) 888-6500
                                                 Attorneys for Plaintiffs
OF COUNSEL:
SCHIFFRIN & BARROWAY, LLP
Eric L. Zagar, Esquire
Lee D. Rudy, Esquire
Sandra G. Smith, Esquire
280 King of Prussia Road
Radnor, PA 19087
Ph. (610) 667-7706

Dated:   June 30, 2005

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


STEVEN N. BRONSON, LOUIS MEADE and
LEONARD HAGAN,

        Plaintiffs,

        v.                                         Civil Action No.        -N

HOMETOWN AUTO RETAILERS, INC.,
COREY E. SHAKER, WILLIAM C. MULLER,
JR., JOSEPH SHAKER, BERNARD J. DZINSKI,
JR., STEVEN A. FOURNIER, H. DENNIS
LAUZON and TIMOTHY C. MOYNIHAN,

        Defendants.

                MOTION FOR APPOINTMENT OF SPECIAL PROCESS SERVER
                ------------------------------------------------

     Plaintiff respectfully moves this Court, pursuant to Chancery Court Rule 4(c), for the appointment of Kevin Dunn, President of Brandywine Process Servers, Ltd., or any adult employee of Brandywine Process Servers, Ltd., as special process server to serve the Summons, Complaint and other suit papers requiring service upon defendants named in the Complaint.

                                        PRICKETT, JONES & ELLIOTT, P.A.

                                        By: /s/ Michael Hanrahan
                                            ------------------------------
                                            Michael Hanrahan (Bar ID #941)
                                            Gary F. Traynor (Bar ID #2131)
                                            1310 N. King Street
                                            P.0. Box 1328
                                            Wilmington, DE 19899-1328
                                            (302) 888-6500
                                            Attorneys for Plaintiffs

OF COUNSEL:
SCHIFFRIN & BARROWAY, LLP
Eric L. Zagar, Esquire
Lee D. Rudy, Esquire
Sandra G. Smith, Esquire
280 King of Prussia Road
Radnor, PA 19087
Ph. (610) 667-7706

Dated: June 30, 2005

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

STEVEN N. BRONSON, LOUIS MEADE and
LEONARD HAGAN,

        Plaintiffs,

        v.                                               Civil Action No.    -N

HOMETOWN AUTO RETAILERS, INC.,
COREY E. SHAKER, WILLIAM C. MULLER,
JR., JOSEPH SHAKER, BERNARD J. DZINSKI.,
JR., STEVEN A. FOURNIER, H. DENNIS
LAUZON and TIMOTHY C. MOYNIHAN,

        Defendants.

                 ORDER FOR APPOINTMENT OF SPECIAL PROCESS SERVER
                 -----------------------------------------------

     Upon the Complaint filed herein, the motion of plaintiff, and for good cause shown,

     IT IS HEREBY ORDERED this ___________ day of ________________________,
2005, that, pursuant to Chancery Court Rule 4(c), Kevin Dunn, President of Brandywine Process Servers, Ltd., or any adult employee of Brandywine Process Servers, Ltd., is hereby appointed as special process server to serve the Summons, Complaint and other papers requiring service upon defendants.




                                                ____________________________
                                                         MASTER

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

STEVEN N. BRONSON, LOUIS J. MEADE and
LEONARD HAGAN,

        Plaintiffs,

        v.                                              Civil Action No.     -N

HOMETOWN AUTO RETAILERS, INC.,
COREY E. SHAKER, WILLIAM C. MULLER,
JR., JOSEPH SHAKER, BERNARD J. DZINSKI,
JR., STEVEN A. FOURNIER, H. DENNIS
LAUZON and TIMOTHY C. MOYNIHAN,

        Defendants.

                   STATEMENT UNDER CHANCERY COURT RULE 4 (DC)
                 REGARDING SERVICE UNDER 10 DEL. C. Section 3114

     Pursuant to Chancery Court Rule 4 (dc) and 10 Del. C. Section 3114, plaintiff, by and through his attorneys, Prickett, Jones & Elliott, P.A., states as follows:

     1. Defendants Corey E. Shaker, William C. Muller, Jr., Joseph Shaker, Bernard J. Dzinski, Jr., Steven A. Fournier, H. Dennis Lauzon and Timothy C. Moynihan served on the Board of Directors of Hometown Auto Retailers, Inc. ("Hometown"), a Delaware corporation, at the time of the wrongs complained of in the Complaint in this action. The principal place of business of Hometown Auto Retailers, Inc. outside the State of Delaware as listed on Hometown's most recent annual franchise tax report filed with the Delaware Secretary of State was:

                        Hometown Auto Retailers, Inc.
                        Corporate Headquarters
                        1309 South Main Street
                        Waterbury, CT 06706

     2. The registered agent in Delaware for Hometown Auto Retailers, Inc. is:
National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, DE
19904.

     3. The addresses outside the State of Delaware for defendants Corey E. Shaker, William C. Muller, Jr., Joseph Shaker, Bernard J. Dzinski, Jr., Steven
A. Fournier, H. Dennis Lauzon and Timothy C. Moynihan are as follows:

                        Corey E. Shaker
                        c/o Hometown Auto Retailers, Inc.
                        Corporate Headquarters
                        1309 South Main Street
                        Waterbury, CT 06706

                        William C. Muller, Jr.
                        c/o Hometown Auto Retailers, Inc.
                        1309 South Main Street
                        Waterbury, CT 06706

                        Joseph Shaker
                        c/o Hometown Auto Retailers, Inc.
                        1309 South Main Street
                        Waterbury, CT 06706

                        Bernard J. Dzinski, Jr.
                        c/o Hometown Auto Retailers, Inc.
                        1309 South Main Street
                        Waterbury, CT 06706

                        Steven A. Fournier
                        c/o Hometown Auto Retailers, Inc.
                        1309 South Main Street
                        Waterbury, CT 06706

                        H. Dennis Lauzon
                        c/o Hometown Auto Retailers, Inc.
                        1309 South Main Street
                        Waterbury, CT 06706

                        Timothy C. Moynihan
                        c/o Hometown Auto Retailers, Inc.
                        1309 South Main Street
                        Waterbury, CT 06706

                                     PRICKETT, JONES & ELLIOTT, P.A.

                                By:  /s/ Michael Hanrahan
                                     ---------------------------------
                                     Michael Hanrahan (DE Bar No. 941)
                                     Gary F. Traynor (DE Bar No. 2131)
                                     1310 N. King Street
                                     P.0. Box 1328
                                     Wilmington, Delaware 19899-1328
                                     (302) 888-6500
                                     Attorneys for Plaintiff

OF COUNSEL:

SCHIFFRIN & BARROWAY, LLP
Eric L. Zagar, Esquire
Lee D. Rudy, Esquire
Sandra G. Smith, Esquire
280 King of Prussia Road
Radnor, PA 19087
Ph. (610) 667-7706

Dated: June 30, 2005

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

STEVEN N. BRONSON, LOUIS J. MEADE and
LEONARD HAGAN,

        Plaintiffs,

        v.                                             Civil Action No.    -N

HOMETOWN AUTO RETAILERS, INC.,
COREY E. SHAKER, WILLIAM C. MULLER,
JR., JOSEPH SHAKER, BERNARD J. DZINSKI,
JR., STEVEN A. FOURNIER, H. DENNIS
LAUZON and TIMOTHY C. MOYNIHAN,

        Defendants.


                                NOTICE OF MOTION
                                ----------------

TO:  To all Defendants

     PLEASE TAKE NOTICE that Plaintiffs will present the attached Motion for Preliminary Injunction at the earliest convenience of the Court.

                                        PRICKETT, JONES & ELLIOTT, P.A.

                                        By: /s/ Michael Hanrahan
                                            ------------------------------
                                            Michael Hanrahan (Bar ID #941)
                                            Gary F. Traynor (Bar ID #2131)
                                            13 10 N. King Street
                                            P. 0. Box 1328
                                            Wilmington, DE 19899-1328
                                            (302) 888-6500
                                            Attorneys for Plaintiffs
OF COUNSEL:
SCHIFFRIN & BARROWAY, LLP
Eric L. Zagar, Esquire
Lee D. Rudy, Esquire
Sandra G. Smith, Esquire
280 King of Prussia Road
Radnor, PA 19087
Ph. (610) 667-7706

Dated: June 30, 2005

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

STEVEN N. BRONSON, LOUIS J. MEADE and
LEONARD HAGAN,

        Plaintiffs,

        v.                                             Civil Action No.    -N

HOMETOWN AUTO RETAILERS, INC.,
COREY E. SHAKER, WILLIAM C. MULLER,
JR., JOSEPH SHAKER, BERNARD J. DZINSKI,
JR., STEVEN A. FOURNIER, H. DENNIS
LAUZON and TIMOTHY C. MOYNIHAN,

        Defendants.

                       MOTION FOR A PRELIMINARY INJUNCTION
                       -----------------------------------

     For the reasons stated in the Complaint and to be stated in Plaintiffs' supporting briefs and affidavits, Plaintiffs hereby move this Court for a preliminary injunction enjoining Defendants, their officers, agents, servants, employees and attorneys, and those acting in concert with them, from consummating the proposed transfer by defendant Hometown Auto Retailers, Inc. ("Hometown") of its New England Subsidiaries and $5,000,000 in cash to Hometown's current controlling stockholders in exchange for their Hometown stock pursuant to the Exchange Agreement dated as of June 1, 2005.

                                           PRICKETT, JONES & ELLIOTT, P.A.

                                           By: /s/ Michael Hanrahan
                                               ------------------------------
                                               Michael Hanrahan (Bar ID #941)
                                               Gary F. Traynor (Bar ID #2131)
                                               1310 N. King Street
                                               P.0. Box 1328
                                               Wilmington, DE 19899-1328
                                               (302) 888-6500
                                               Attorneys for Plaintiffs

OF COUNSEL:
SCHIFFRIN & BARROWAY, LLP
Eric L. Zagar, Esquire
Lee D. Rudy, Esquire
Sandra G. Smith, Esquire
280 King of Prussia Road
Radnor, PA 19087
Ph. (610) 667-7706

Dated: June 30, 2005

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

STEVEN N. BRONSON, LOUIS J. MEADE and
LEONARD HAGAN,

        Plaintiffs,

        v.                                              Civil Action No.   -N

HOMETOWN AUTO RETAILERS, INC.,
COREY E. SHAKER, WILLIAM C. MULLER,
JR., JOSEPH SHAKER, BERNARD J. DZINSKI,
JR., STEVEN A. FOURNIER, H. DENNIS
LAUZON and TIMOTHY C. MOYNIHAN,

        Defendants.


                      ORDER GRANTING PRELIMINARY INJUNCTION
                      -------------------------------------

     IT IS HEREBY ORDERED this _______ day of _____________________, 2005, that:

     1. Plaintiffs' motion for a preliminary injunction is granted.

     2. Defendants, their officers, agents, servants, employees and attorneys and those in active concert or participation with them who receive actual notice of this order, are hereby enjoined pendent elite from consummating the proposed transfer by defendant Hometown Auto Retailers, Inc. ("Hometown") of its New England Subsidiaries and $5,000,000 in cash to Hometown's current controlling stockholders in exchange for their Hometown stock pursuant to the Exchange Agreement dated as of June 1, 2005.

     3. Plaintiffs shall post a preliminary injunction bond in the amount of $___________ within _____ business days of entry of this order.


                                _______________________________
                                        Vice Chancellor